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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------


                                   FORM 8-A/A
                               (Amendment No. 1)
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               Scient Corporation
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             (Exact name of registrant as specified in its charter)

                Delaware                                  94-3288107
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 (Jurisdiction of incorporation or            (IRS Employer Identification No.)
          organization)

           860 Broadway
        New York, New York                                 10003
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 (Address of principal executive offices)                (Zip Code)


If this form relates to the registration    If this form relates to the registration
of a class of securities pursuant to        of a class of securities pursuant to
Section 12(b) of the Exchange Act and is    Section 12(g) of the Exchange Act and is
effective pursuant to General Instruction   effective pursuant to General Instruction
A.(c), please check the following box. |_|  A.(d), please check the following box. |X|


       Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                        Name of each exchange on which
      to be so registered                        each class is to be registered
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       Securities to be registered pursuant to Section 12(g) of the Act:


         Series A Junior Participating Preferred Stock Purchase Rights
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                                (Title of Class)


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


Item 1 is hereby amended and restated in its entirety to read in full as follows:

Item 1.  Description of the Registrant's Securities to be Registered.

     On July 18, 2000, the Board of Directors of Scient Corporation (the "Company") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share (the "Common Stock"), of the Company. The dividend was paid to stockholders of record at the close of business on July 31, 2000 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share, of the Company (the "Preferred Stock") at a price of $450.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 18, 2000, as the same may be amended from time to time (the "Rights Agreement"), between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent").

     In general, until the earlier to occur of (i) 10 days following the first date of public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of the Summary of Rights to Purchase Shares of Preferred Stock of the Company, Exhibit C to the Rights Agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 18, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one- thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (the first occurrence of such event being referred to herein as the "Flip-In Event"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     Notwithstanding anything in the Rights Agreement to the contrary, (i) no Distribution Date, Stock Acquisition Date or Flip-In Event shall be deemed to have occurred, (ii) neither iXL Enterprises, Inc., a Delaware corporation ("iXL"), nor any of its subsidiaries or affiliates shall be deemed to have become an Acquiring Person and (iii) no holder of Rights shall be entitled to any rights or benefits pursuant to the Rights Agreement, in each case by reason of (w) the approval, execution, delivery and performance of the Agreement and Plan of Merger dated as of July 31, 2001 among the Company, iXL, India-Sierra Holdings, Inc., a Delaware corporation, India Merger Sub, Inc., a Delaware corporation, and Sierra Merger Sub, Inc., a Delaware corporation (the "Merger Agreement"), by the parties thereto, (x) the approval, execution, delivery and performance of the Scient Voting Agreement dated July 31, 2001 among iXL and the stockholders of the Company listed on the signature pages thereto (the "Voting Agreement"), by the parties thereto, (y) the approval of the Merger Agreement by the stockholders of the Company or (z) the consummation of the mergers or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Immediately prior to the effective time of the mergers to be consummated pursuant to the Merger Agreement, (i) the Rights Agreement shall be terminated and be without any further force or effect, (ii) none of the parties to the Rights Agreement will have any rights, obligations or liabilities thereunder, and (iii) the holders of the Rights shall not be entitled to any benefits, rights or other interests under the Rights Agreement, including without limitation, the right to purchase or otherwise acquire shares of the Preferred Stock or any other securities of the Company.

     A copy of the form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, as Exhibit B the form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Shares of Preferred Stock of the Company, and a press release issued by the Company on July 20, 2000 with respect to the Rights, have previously been filed with the Securities and Exchange Commission as Exhibits to this Registration Statement on Form 8-A. A copy of Amendment No. 1 to Rights Agreement dated as of July 31, 2001 ("Amendment No. 1") is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended by Amendment No. 1, which is incorporated herein by reference.

Item 2 is hereby amended and restated in its entirety to read in full as follows:

    Item 2.  Exhibits

1. Rights Agreement dated as of July 18, 2000 between Scient Corporation and U.S. Stock Transfer Corporation as Rights Agent, together with the following exhibits thereto: Exhibit A-Form of Certificate of Designation of Series A Junior Participation Preferred Stock of Scient Corporation; Exhibit B-Form of Right Certificate; Exhibit C-Summary of Rights to Purchase Shares of Preferred Stock of Scient Corporation (incorporated by reference to Exhibit 1 filed with Registration Statement on Form 8-A filed on July 20, 2000).

2. Press Release, dated July 20, 2000 (incorporated by reference to Exhibit 2 filed with Registration Statement on Form 8-A filed on July 20, 2000).

3. Amendment No. 1 to the Rights Agreement, dated as of July 31, 2001, between Scient Corporation and U.S. Stock Transfer Corporation.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SCIENT CORPORATION


                                           By: /s/ Michael Hand
                                              ----------------------
                                              Name:  Michael Hand
                                              Title: Vice President and
                                                     Corporate Controller


Dated:    August 3, 2001

     The Exhibits Index is hereby amended and restated in its entirety to read in full as follows:

1. Rights Agreement dated as of July 18, 2000 between Scient Corporation and U.S. Stock Transfer Corporation as Rights Agent, together with the following exhibits thereto: Exhibit A-Form of Certificate of Designation of Series A Junior Participation Preferred Stock of Scient Corporation; Exhibit B-Form of Right Certificate; Exhibit C-Summary of Rights to Purchase Shares of Preferred Stock of Scient Corporation (incorporated by reference to Exhibit 1 filed with Registration Statement on Form 8-A filed on July 20, 2000).

2. Press Release, dated July 20, 2000 (incorporated by reference to Exhibit 2 filed with Registration Statement on Form 8-A filed on July 20, 2000).

3. Amendment No. 1 to the Rights Agreement, dated as of July 31, 2001, between Scient Corporation and U.S. Stock Transfer Corporation.